January 17, 2020

BY EDGAR

Folake Ayoola

Senior Counsel, Office of Real Estate and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Real Estate Finance, Inc.

Registration Statement on Form S-11

Filed December 24, 2019

File No. 333-235698

Ladies and Gentlemen:

NexPoint Real Estate Finance, Inc. (the “Company”) has today filed a pre-effective amendment to its Registration Statement on Form S-11 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we are responding to the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in its letter dated January 14, 2020. For ease of reference, the text of the Staff comment is included in bold-face type below, followed by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s response are to the Registration Statement.

Registration Statement Filed on Form S-11

4. Pro Forma Adjustments, page F-18

1.

We note from your disclosure in notes (b) through (f) that balances reflected in the columns of your unaudited pro forma consolidated balance sheet as of September 30, 2019 for SFR Loans, CMBS B-Pieces, Mezzanine Loan, Preferred Equity and Alternative Structured Financing Investment (“ASFI”) represent “the contribution and subsequent results” of the respective assets and liabilities upon the completion of the Formation Transaction. Additionally, we note from note (b) that cash attributable to the SFR Loans consists of monthly payments of interest and principal less interest expense and servicing fees. Please clarify for us what is meant by “subsequent results” and whether or not results of operations subsequent to the Formation Transaction are reflected in any balance sheet line item of your pro forma balance sheet.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the unaudited pro forma consolidated balance sheet (now as of December 31, 2019) does not include subsequent results of operations. The disclosure in notes (b) though (f) have been updated to clarify this.

* * * * * * *

United States Securities and Exchange Commission

January 17, 2020

If you have any questions, please feel free to contact me at 214.453.6494. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

cc:	Brian Mitts, President, NexPoint Real Estate Finance, Inc.

  Justin S. Reinus, Partner, Winston & Strawn LLP

  Robert K. Smith, Partner, Hunton Andrews Kurth LLP

  James V. Davidson, Partner, Hunton Andrews Kurth LLP